UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) and (d) AND

AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Dobson Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

256069-10-5 (CUSIP Number)

July 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 2 of 10 Pages

CUSIP No. 256069-10-5

1.	Names of Reporting Persons. Glenview Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only). 13-4136746

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 4,132,633 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,132,633

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% based on 67,834,180 shares outstanding as of June 20, 2003.

12.	Type of Reporting Person: OO

Page 3 of 10 Pages

1.	Names of Reporting Persons. Glenview Capital GP, LLC I.R.S. Identification Nos. of above persons (entities only). 13-4136749

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 4,132,633 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,132,633

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% based on 67,834,180 shares outstanding as of June 20, 2003.

12.	Type of Reporting Person: OO

Page 4 of 10 pages

1.	Names of Reporting Persons. Glenview Capital Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-4141851

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 4,132,633 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,132,633

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% based on 67,834,180 shares outstanding as of June 20, 2003.

12.	Type of Reporting Person: PN

Page 5 of 10 Pages

1.	Names of Reporting Persons. Glenview Capital Partners (Cayman), Ltd. I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 4,132,633 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,132,633

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% based on 67,834,180 shares outstanding as of June 20, 2003.

12.	Type of Reporting Person: 00

Page 6 of 10 Pages

1.	Names of Reporting Persons. Glenview Institutional Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 13-4153722

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 4,132,633 7. Sole Dispositive Power None 8. Shared Dispositive Power 4,132,633

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% based on 67,834,180 shares outstanding as of June 20, 2003.

12.	Type of Reporting Person: PN

Page 7 of 10 Pages

Item 1(a).	Name of Issuer: Dobson Communications Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 14201 Wireless Way Oklahoma City, OK 73134

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Glenview Capital Management, LLC 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited liability company

Glenview Capital GP, LLC 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited liability company

Glenview Capital Partners, L.P. 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited partnership

Glenview Institutional Partners, L.P. 399 Park Avenue, Floor 39 New York, New York 10022 Delaware limited partnership

Glenview Capital Partners (Cayman), Ltd.

c/o Goldman Sachs (Cayman) Trust, Limited

Harbour Centre, North Church Street

P.O. Box 896GT

George Town, Grand Cayman

Cayman Islands, British West Indies

Cayman Island exempted company

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Page 8 of 10 Pages

Item 2(e).	CUSIP Number:

256069-10-5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Glenview Capital Management, LLC Glenview Capital GP, LLC Glenview Capital Partners, L.P. Glenview Institutional Partners, L.P. Glenview Capital Partners (Cayman), Ltd.

a. Amount beneficially owned: Glenview Capital Partners, L.P. beneficially owns 480,800 shares, Glenview Institutional Partners, L.P. beneficially owns 1,219,700 shares and Glenview Capital Partners (Cayman), Ltd. beneficially owns 2,432,133 shares, for an aggregate total of 4,132,633 shares.

b. Percent of Class: 6.1% of aggregate outstanding shares of that class as of June 20, 2003.

The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Glenview Capital Management, LLC as Investment Manager for each of Glenview Capital Partners, L.P.,

Page 9 of 10 Pages

Glenview Institutional Partners, L.P. and Glenview Capital Partners (Cayman), Ltd. In addition, Glenview Capital GP, LLC serves as general partner for each of Glenview Capital Partners, L.P. and Glenview Institutional Partners, L.P.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/25/2003
Date

/s/ LAWRENCE M. ROBBINS
Lawrence M. Robbins, Chief Executive Officer

Page 10 of 10 Pages

GLENVIEW CAPITAL MANAGEMENT, LLC

/s/ LAWRENCE M. ROBBINS
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL GP, LLC

/s/ LAWRENCE M. ROBBINS
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL PARTNERS, L.P.

By:	Glenview Capital GP, LLC

as General Partner

/s/ LAWRENCE M. ROBBINS
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW INSTITUTIONAL PARTNERS, L.P.

By:	Glenview Capital GP, LLC

as General Partner

/s/ LAWRENCE M. ROBBINS
Lawrence M. Robbins, Chief Executive Officer

GLENVIEW CAPITAL PARTNERS (CAYMAN), LTD.

By:	Glenview Capital Management, LLC

as Investment Manager

/s/ LAWRENCE M. ROBBINS
Lawrence M. Robbins, Chief Executive Officer